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                                                              [SANMINA-SCI LOGO]

                             Filed by Sanmina Corporation
                             Pursuant to rule 425 under the
                             Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: SCI Systems, Inc.
                             Commission File No.: 0-2251



GLOBAL ELECTRONICS MANUFACTURING

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                                                              [SANMINA-SCI LOGO]

SAFE HARBOR STATEMENT

The foregoing contains certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with economic conditions in the electronics industry, changes in customer requirements and in the volume of sales to principal customers, the ability of the company to obtain product components, assimilate acquired businesses and to achieve the anticipated benefits of such acquisitions, and competition and technological change. For a more detailed discussion of these and other factors, please refer to our most recent filings with the Securities Exchange Commission.

Shareholders of both companies should also carefully review the joint proxy statement/prospectus relating to the transaction which will be filed with the Securities and Exchange Commission. The joint proxy statement/prospectus will, when filed, be available at the SEC's website (www.sec.gov) and at the investor relations sections of Sanmina's and SCI's websites.
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                                                              [SANMINA-SCI LOGO]
CLOSING DATE

                                DECEMBER 6, 2001


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                                                              [SANMINA-SCI LOGO]

NEW COMPANY NAME

                                   SANMINA-SCI
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                                                              [SANMINA-SCI LOGO]

                                  "CAPABILITIES
                                       AND
                              MARKET OPPORTUNITIES"


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                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

[PHOTO]

ENGINEERING

[PHOTO]

END-TO-END SOLUTION

-   500+ DESIGN ENGINEERS

-   1,600+ MANUFACTURING AND TEST ENGINEERS

-   GLOBAL DESIGN CENTERS

-   ASIC TO FINAL SYSTEM DESIGN

                         ONE OF THE STRONGEST DESIGN AND
                  ENGINEERING ORGANIZATIONS IN THE EMS INDUSTRY

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                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

CIRCUIT FABRICATION


                            GLOBAL TECHNOLOGY LEADER

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                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

CIRCUIT BOARD ASSEMBLY

                 GLOBAL TECHNOLOGY LEADER AND ONE OF THE LARGEST
                              IN TERMS OF CAPACITY


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                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

GLOBAL TECHNOLOGY LEADER

END-TO-END SOLUTION
[PHOTO]

[PHOTO]

BACKPLANE ASSEMBLY


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                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

RF/OPTICAL CABLE ASSEMBLY

                        FOCUSED ON CRITICAL TECHNOLOGIES


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                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

ENCLOSURE SYSTEMS

                          GLOBAL TECHNOLOGY LEADER AND
                        POSITIONED TO BECOME ONE OF THE
                          LARGEST IN TERMS OF CAPACITY


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                                                              [SANMINA-SCI LOGO]
TOTAL MANUFACTURING SOLUTION

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

SUBSYSTEM ASSEMBLY

                     LEVERAGE OUR CORE COMPETENCY STRENGTHS

                                                              [SANMINA-SCI LOGO]

TOTAL MANUFACTURING SOLUTION

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

GLOBAL ORDER FULFILLMENT

                                                              [SANMINA-SCI LOGO]

SANMINA-SCI COMPETITIVE EDGE

-   Unsurpassed End-to-End Solution Capabilities

-   Leading Technology

-   Global Order Fulfillment

-   Culture - Serviced Based Organization

-   Diversified Customer Base in High Growth Sectors

-   Increased Scale and Financial Strength Position Company for Accelerated
    Growth


                       MERGER CREATES PREMIER EMS COMPANY

                                                              [SANMINA-SCI LOGO]
GLOBAL FOOTPRINT

[WORLD MAP]
                                     BELGIUM
                                     FINLAND
                                     FRANCE
                                     GERMANY
                                     HUNGARY
                                     IRELAND
                                    SCOTLAND
                                      SPAIN
                                     SWEDEN
                                 THE NETHERLANDS
                                 UNITED KINGDOM

                                     CANADA
                                     MEXICO
                                  UNITED STATES

                                     BRAZIL


                                    AUSTRALIA
                                     ISRAEL
                              REPUBLIC OF SINGAPORE
                                    THAILAND

                                      CHINA
                                      JAPAN
                                    MALAYSIA
                                     TAIWAN


                                  23 COUNTRIES

                                                              [SANMINA-SCI LOGO]
SANMINA-SCI DIVERSIFIED CUSTOMER BASE
IN HIGH GROWTH SECTORS

[PIE CHARTS]

                                       SCI

                                    High End
                                    Computing
                                       18%

                                   Multimedia
                                       11%

                                       PCs
                                       33%

                             Medical/Aerospace/Other
                                       8%

                                 Communications
                                       31%


                                     SANMINA

                                    High End
                                    Computing
                                       14%

                                  Industrial &
                               Medical Instruments
                                       14%

                                 Communications
                                       72%


                                   SANMINA-SCI

                                    High End
                                    Computing
                                       17%

                                   Multimedia
                                       7%

                                       PCs
                                       22%

                          Industrial/Medical/Aerospace
                                      Other
                                       10%

                                 Communications
                                       44%

LTM Based on September 2001

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                                                              [SANMINA-SCI LOGO]

SANMINA-SCI TOTAL SOLUTION

-   Leading Edge Technology

-   Dedicated Supply Chain Management

-   Global Advanced Engineering Support

-   Global Flexible Manufacturing Capabilities

-   Lower Product Cost

                              "END-TO-END SOLUTION"

                                                              [SANMINA-SCI LOGO]
SANMINA-SCI FINANCIALS

                                                              [SANMINA-SCI LOGO]
SANMINA-SCI FINANCIAL OVERVIEW
HISTORICAL NET SALES
($ MILLIONS)

[BAR GRAPH]

         1998    1999     2000    2001
        8,575   9,199   12,946  12,513

Based on September year end

                                                              [SANMINA-SCI LOGO]

SANMINA-SCI FINANCIAL OVERVIEW
SALES TREND - LAST 4 QUARTERS
($ MILLIONS)

[BAR GRAPH]

     4,081   3,208   2,851   2,373
     Q1'01   Q2'01   Q3'01   Q4'01

                                                              [SANMINA-SCI LOGO]

SANMINA-SCI FINANCIAL OVERVIEW
NET INCOME TREND - LAST 4 QUARTERS
($ THOUSANDS)

[BAR GRAPH]

          Q1'01      Q2'01    Q3'01     Q4'01
        166,700    148,700   62,460    17,800

                                                              [SANMINA-SCI LOGO]

SANMINA-SCI FINANCIAL OVERVIEW

Strong Combined Balance Sheet Enhances
Ability to Lead Industry Consolidation

Pro Forma Balance Sheet Items (9/29/01)
Cash and Investments                         $1,442
Total Debt                                   $2,940
Stockholders Equity                          $6,203
Total Capitalization                         $9,143
Net Debt to Total Capitalization               16.8%
Total Debt to Total Capitalization             32.9%

FINANCIALLY STRONG FOR FUTURE GROWTH

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                                                              [SANMINA-SCI LOGO]

HOW SANMINA/SCI COMPARES
MERGER CREATES PREMIER EMS COMPANY
($ in Millions)

[BAR GRAPH]

ENTERPRISE VALUE AS OF 11/14/01

Sanmina/SCI     CLS      FLEX     JBL      SLR
10,776         9,045    12,905   5,285    13,986

[BAR GRAPH]

REVENUE

Sanmina/SCI      CLS     FLEX     JBL     SLR
12,532         11,004   12,709   4,331   20,736


[BAR GRAPH]

EBITDA

Sanmina/SCI     CLS     FLEX    JBL     SLR
1,014           572     771     319     1,162


[BAR GRAPH]

EBITDA Margin

        Sanmina/SCI     CLS     FLEX    JBL     SLR
        8.9%            5.4%    5.8%    8.0%    5.8%

Last twelve month estimate based on September

                                                              [SANMINA-SCI LOGO]
STRATEGY FOR CONTINUED GROWTH

                                                              [SANMINA-SCI LOGO]
SANMINA'S FOCUSED GROWTH STRATEGY

-   Capitalize on Core Competencies

-   Target High Growth Customer Markets

-   Expand Customer Partnerships

-   Enhance Manufacturing Capabilities

-   Broaden Geographic Presence


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                                                              [SANMINA-SCI LOGO]

MARKET OPPORTUNITY

                                                              [SANMINA-SCI LOGO]
MARKET OPPORTUNITY
($ BILLIONS)

[BAR GRAPH]

        2000    2001    2002    2003    2004      2005
        106.1   103.7   133.1   177.4   231.6     288.1

Source: Technology Forecasters, Inc. October 2001

                                                              [SANMINA-SCI LOGO]

FOCUS ON HIGH GROWTH SECTORS

[PIE CHART]

                               INDUSTRIAL/MEDICAL/
                                   & AEROSPACE
                                     10%-15%

                                  PC COMPUTING
                                     15%-20%

                                   MULTIMEDIA
                                     5%-10%

                               HIGH-END COMPUTING
                                     20%-25%

                                 COMMUNICATIONS
                                     40%-45%


                           FUTURE END MARKET SEGMENTS

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                                                              [SANMINA-SCI LOGO]


                                BUILDING STRONG,
                               LONG TERM CUSTOMER
                                  RELATIONSHIPS

                                                              [SANMINA-SCI LOGO]
LEADER IN COMMUNICATIONS
(40% - 45%)

[TELLABS LOGO]

[ALCATEL LOGO]

[CIENA LOGO]

[NORTEL LOGO]

[NOKIA LOGO]

[LUCENT LOGO]

[AT&T LOGO]

[CISCO LOGO]

[SIEMENS LOGO]

[JUNIPER LOGO]

[ERICSSON LOGO]

[FUJITSU LOGO]

[HARRIS LOGO]

[MOTOROLA LOGO]

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                                                              [SANMINA-SCI LOGO]
LEADER IN INDUSTRIAL/MEDICAL/AEROSPACE
(10%-15%)

[APPLIED MATERIALS LOGO]

[GE MEDICAL SYSTEMS LOGO]

[BOEING LOGO]

[HONEYWELL LOGO]

[SIEMENS LOGO]

[TEXAS INSTRUMENTS LOGO]

[BOSTON SCIENTIFIC LOGO]

[ROCHE LOGO]

[KLA TENCOR LOGO]

[AGILENT TECHNOLOGIES LOGO]

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                                                              [SANMINA-SCI LOGO]

LEADER IN HIGH-END COMPUTING
(20%-25%)

[SUN MICROSYSTEMS LOGO]

[IBM LOGO]

[HEWLETT PACKARD LOGO]

[EMC2 LOGO]

[DELL LOGO]

[COMPAQ LOGO]

                                                              [SANMINA-SCI LOGO]

LEADER IN PC COMPUTING
(15%-20%)

[IBM LOGO]

[HEWLETT PACKARD LOGO]

[DELL LOGO]

[COMPAQ LOGO]

[INTEL LOGO]

                                                              [SANMINA-SCI LOGO]
LEADERS IN MULTIMEDIA
(5%-10%)

[NOKIA LOGO]

[PACE LOGO]

[PHILLIPS LOGO]

[SONY LOGO]

[ECHOSTAR LOGO]

                                                              [SANMINA-SCI LOGO]

STRATEGIC BENEFITS OF MERGER

                                                              [SANMINA-SCI LOGO]

STRATEGIC BENEFITS OF MERGER

-   Creates a Full Portfolio of Services with Leadership Position in One EMS
    Company

-   Increases Global Footprint and Customer Presence

-   Well Diversified Company

- Creates a More Competitive Company Because of the Vertical Integration and Low-Cost Global Manufacturing Sites

                                                              [SANMINA-SCI LOGO]

STRATEGIC BENEFITS OF MERGER

-   Strong Balance Sheet

-   Scale Bringing Greater Credibility with Customers for New Business

-   Ability to Offer Cross-Selling Opportunities

-   Combined Companies Have Stronger Growth Rate Potential


                              "END-TO-END SOLUTION"

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                                                              [SANMINA-SCI LOGO]

WHY INVEST IN SANMINA-SCI?

-   Trends Toward Outsourcing

-   Total Manufacturing Solution Capabilities

-   Diverse Customer Base of Industry Leaders

-   Positioned to Deliver Industry Leading Financial Results

-   Strong Management Team with Focused Strategy


                           PROFITABLE GROWTH POTENTIAL

[SANMINA-SCI LOGO]